Exhibit 99.9

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2015 of Klondex Mines Ltd. of our report dated March 23, 2016, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia
March 23, 2016